                                                                       EXHIBIT 1



                             YEAR 2001/4TH QUARTER
                              RESULTS OF OPERATIONS
                             OF GLOBAL SOURCES LTD.


     The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below.


BACKGROUND

     We are a leading facilitator of global merchandise trade. Our business began in 1971 in Hong Kong when we launched Asian Sources, a magazine to serve global buyers importing products in volume from Asia. We then became one of the first business-to-business online marketplaces by launching Asian Sources Online in 1995. In 1999, we expanded our scope to include global suppliers and changed the name of our online marketplace to Global Sources Online.

     Our services allow international buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. Our primary online service is creating and hosting Marketing Websites that present suppliers' product and company information in a consistent, easily searchable manner on Global Sources Online. We also offer electronic cataloguing services for buyers and suppliers. Private Buyer Catalogs enable buyers to maintain customized information on suppliers. Private Supplier Catalogs are password-protected online environments where suppliers can develop and maintain their own product and company data. Complementing these services are various trade magazines and CD-ROMs.

     We were originally incorporated under the laws of Hong Kong in 1970. We completed a share exchange with a publicly traded company based in Bermuda in financial year 2000, and our shareholders became the majority shareholders of the Bermuda Corporation. As a result of the share exchange, we are incorporated under the laws of Bermuda and changed our name to Global Sources Ltd in financial year 2000.

OVERVIEW

     We derive revenue from three principal activities.

     Online Marketplace Services--Our principal online marketplace services are Marketing Websites, where suppliers present their products and capabilities on Global Sources Online. We also derive revenue from banner advertising and placement fees. We ratably recognize the fees we receive to display a supplier's goods or company data over the contractual term, which is generally six to 12 months.

     Transaction Software and Services--Currently, customers typically pay a one-time fee for a perpetual license to use our Global Sources Transact software. License fees are based on the number of sites and users for the software product and also include post-contract customer support services for one year. We recognize license fees upon delivery of the software and when no significant obligations remain. Post contract customer support revenue is deferred and recognized ratably over the maintenance period.

     Complementary Media Services--Suppliers pay for advertising in our trade magazines to promote their products and companies. Generally, we publish our trade magazines monthly. We recognize revenue ratably over the period in which the advertisement is displayed, generally not exceeding one year. We also derive revenue from buyers and others that subscribe to our trade publications.

     Revenue from other sources primarily relates to organizing business seminars and exhibitions. We recognize revenue at the conclusion of these events.

     Our sales costs consist of the commissions we pay to our independent sales representatives, as well as support fees for processing sales contracts and incentive payments. These representatives obtain content for our Marketing Websites and trade magazines, sell our software and receive a commission as a percentage of the revenue generated.

RESULTS OF OPERATIONS

     The following table sets forth our results of operations:

                                                   THREE MONTHS ENDED                        YEAR ENDED
                                                      DECEMBER 31,                          DECEMBER 31,
                                            -------------------------------        -----------------------------
                                                2001               2000                2001               2000
                                            -----------         -----------        -----------          --------
                                            (UNAUDITED)         (UNAUDITED)        (UNAUDITED)
REVENUES:
  Online marketplace services.............    $13,507             $ 15,659           $55,468            $ 55,121
  Transaction software and services.......         57                  161               305                 733
  Complementary media services............      8,651                9,553            34,964              42,602
  Other...................................      1,171                1,230             4,548               4,597
                                              -------             --------           -------            --------
                                               23,386               26,603            95,285             103,053

OPERATING EXPENSES:
  Sales...................................      7,750                9,011            32,047              34,436
  Circulation.............................      2,874                3,790            11,757              13,337
  General and administrative..............      7,643               10,742            33,726              36,197
  Online services development.............      1,404                3,104             8,393               6,665
  Non-cash compensation expense...........        536                   81             2,501              65,689
  Other non-cash expenses.................        869                  740             3,476               2,371
                                              -------             --------           -------            --------
TOTAL OPERATING EXPENSES..................     21,076               27,468            91,900             158,695
                                              -------             --------           -------            --------
INCOME/(LOSS) FROM OPERATIONS.............      2,310                 (865)            3,385             (55,642)
                                              =======             ========           =======            ========

NET INCOME/(LOSS).........................    $ 1,989             $(12,935)          $   775            $(68,221)
                                              =======             ========           =======            ========

INCOME/(LOSS) FROM OPERATIONS:
  Online marketplace services.............    $ 3,594             $  1,652           $12,308            $(23,276)
  Transaction software and services.......     (1,234)              (2,838)           (8,288)             (3,469)
  Complementary media services............       (252)                 258            (1,360)            (27,106)
  Other...................................        202                   63               725              (1,791)
                                              -------             --------           -------            --------
CONSOLIDATED..............................    $ 2,310             $   (865)          $ 3,385            $(55,642)
                                              =======             ========           =======            ========

     The following table represents our revenue by geographical areas:




                                                   THREE MONTHS ENDED                        YEAR ENDED
                                             -------------------------------        -------------------------------
                                             DECEMBER 31         DECEMBER 31        DECEMBER 31         DECEMBER 31
                                                 2001               2000                2001               2000
                                             -----------         -----------       ------------         -----------
Asia......................................    $21,879             $24,205            $88,427            $ 95,388
United States.............................      1,132               1,335              5,255               5,235
Europe....................................        212                 247                908               1,083
Others....................................        163                 816                695               1,347
                                              -------             -------            -------            --------
TOTAL REVENUE.............................    $23,386             $26,603            $95,285            $103,053
                                              =======             =======            =======            ========

CONSOLIDATED RESULTS

     Revenue. Our online marketplace services revenue declined from $15.7 million during the three months ended December 31, 2000 to $13.5 million during the three months ended December 31, 2001, a decline of 14%. Our complementary media services revenue declined from $9.6 million during the three months ended December 31, 2000 to $8.7 million during the three months ended December 31, 2001, a decline of 9%. The decline was attributable to the effect of the slow down in the US economy. Total revenue declined by 12% from $26.6 million during the three months ended December 31, 2000 to $23.4 million during the three months ended December 31, 2001, due mainly to the effect of the slow down in the US economy.

     During the year ended December 31, 2001, our online marketplace services revenues increased despite the effects of slow down in US economy by $0.4 million or 1% to $55.5 million as compared with $55.1 million in last year, as a result of our increased sales efforts and the continuing acceptance by our clients of Global Sources online marketplace services as a way of conducting export trade. Revenues in our complementary media services declined by $7.6 million or 18% to 35 million during the year ended December 31, 2001 as compared with $42.6 million during the corresponding period last year, as a result of our on-going emphasis on online marketplace services. Total revenues for the year ended December 31, 2001 were $95.3 million compared with $103.1 million for the year ended December 31, 2000, a decline of $7.8 million or 8% mainly due to the effect of the slow down in the US economy.


OPERATING EXPENSES

     Sales. The Company utilizes sales representatives in various territories to promote the Company's products and services. Under these arrangements, the sales representatives are entitled to commissions as well as marketing fees. Commissions expense is recorded when owed to the sales representative and is included in sales expenses.

     The Company's sales representatives, which are mainly corporate entities, handle collections from clients on behalf of the Company. Included in receivables from sales representatives are amounts collected on behalf of the Company as well as cash advances made to the sales representatives. The Company nominated a director to the Board of Directors of eight of these sales representative companies to monitor the receivables collected from our clients by these related party sales representatives, and to monitor any changes to the authorised signatories of the depository bank accounts. The nominated directors are employees of the Company. The Company and the nominated directors do not have any interest in the share capital of the sales representatives companies.

     Sales costs consist of the commissions paid and incentives provided to our sales representatives and sales support costs. Sales costs declined from $9.0 million during the three months ended December 31, 2000 to $7.8 million during the three months ended December 31, 2001, a decline of 13% due mainly to lower sales commissions as a result of the decline in revenue.

     Sales costs declined from $34.4 million during the year ended December 31, 2000 to $32.0 million during the year ended December 31, 2001, a decline of 7% due mainly to lower sales commissions as a result of the decline in revenue.

     Circulation. Circulation costs consist of the costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, subscription promotions and customer services costs. Circulation costs declined from $3.8 million during the three months ended December 31, 2000 to $2.9 million during the three months ended December 31, 2001, a decline of 24% due mainly to reduction in magazine mailing costs, paper costs, printing costs and subscription promotion expenses.

     Circulation costs declined from $13.3 million during the year ended December 31, 2000 to $11.8 million during the year ended December 31, 2001 a decline of 11% due mainly to reduction in subscription promotions cost, printing costs, paper costs and magazine mailing costs.

     General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information and technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs declined from $10.7 million during the three months ended December 31, 2000 to $7.6 million during the three months ended December 31, 2001, a decline of 29%, due mainly to reductions in content management services costs, marketing expenses, travel costs, fees paid for professional services and payroll costs.

     General and administrative costs declined from $36.2 million during the year ended December 31, 2000 to $33.7 million during the year ended December 31, 2001, a decline of 7% mainly due to reduction in content management services costs, marketing expenses, travel costs and fees paid for professional services.

     Development Costs. Development costs consist mainly of payroll costs, office rental and depreciation relating to the development of Global Sources Online, Private Buyer Catalogs and Private Supplier Catalogs. Development costs to fund the expansion of our online marketplace services declined from $3.1 million during the three months ended December 31, 2000 to $1.4 million during the three months ended December 31, 2001, a decline of 55%. This decline resulted from the reduction in payroll costs and fees paid to consultants.

     Development costs to fund the expansion of our online marketplace services increased from $6.7 million during the year ended December 31, 2000 to $8.4 million during the year ended December 31, 2001, an increase of 25%. This increase resulted from our continuing efforts to enhance our online marketplace services.

     Non-Cash Compensation Expenses. The Company has issued share awards under a variety of equity compensation plans (ECP) to both employees and team members. The total non-cash compensation expense, resulting from the ECP plans, recorded by the company during the three months and year ended December 31, 2001 were $0.5 million and $2.5 million respectively.

     Other non-cash expenses. Other non-cash expenses consist of amortization of intangibles, software development costs and for the year ended December 31, 2000, include the listing expenses incurred in connection with our share exchange.

     Other non-cash expenses during the three months ended December 31, 2001, were $0.9 million, consisting of $0.8 million amortization of software development cost and $0.1 million for amortization of intangibles compared to $0.7 million for the three months ended December 31, 2000 consisting of $0.6 million amortization of software development costs and $0.1 million for amortization of intangibles.

     Other non-cash expenses during the year ended December 31, 2001 were $3.5 million consisting of $3.1 million amortization of software development cost and $0.4 million for amortization of intangibles compared to $2.4 million for the year ended December 31, 2000 consisting of $1.4 million for listing expenses, $0.6 million for amortization of software development costs and $0.4 million for amortization of intangibles.

     Income from operations. Income from operations for online marketplace services grew to $3.6 million during three months ended December 31, 2001 from $1.7 million during three months ended December 31, 2000, an improvement of 112%. The improvement is mainly attributable to reduction in sales costs, general and administrative expenses and online development expenses off-set partially by reduction in online marketplace services revenue. The total income from operations during three months ended December 31, 2001 was $2.3 million as compared to a loss of $0.9 million during the corresponding period of 2000. The improvement was mainly due to reduction in sales costs, circulation expenses, general and administrative expenses and online development expenses, off-set partially by decline in total revenue.

     Income from operations for online marketplace services grew to $12.3 million during year ended December 31, 2001 from a loss of $23.3 million during the year ended December 31, 2000, an improvement of 153%. The improvement is mainly attributable to the reduction in non-cash compensation expenses, sales costs and general and administrative expenses compared to year 2000, off-set partially by increase in online services development costs. The total income from operations during the year ended December 31, 2001 was $3.4 million compared to a loss of $55.6 million during the year ended December 31, 2000. The improvement was mainly due to reduction in non-cash compensation expenses, sales costs, circulation expenses and general and administrative expenses, off-set partially by reduction in total revenue, increase in online services development costs and amortization of software development cost.

     Write-down of Investment. Based on current economic events and other factors, during the year ended December 31, 2001, we recorded a $1.2 million expense for a write down in our investment in an unaffiliated electronic commerce company in addition to $11.8 million write-down in year 2000. As at December 31, 2001, the net carrying value of investments was US$0.1 million.

     Income Taxes. The company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where no taxes are imposed on certain categories of company revenues. Certain of the Company's subsidiaries operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries. We reported a tax provision of $0.3 million during the three months ended December 31, 2001 compared to $0.4 million during three months ended December 31, 2000.

     We reported a tax provision of $1.1 million during the year ended December 31, 2001 compared $1.3 million during year 2000.

     Net Income. Net income was $2.0 million during the three months ended December 31, 2001, as compared to net loss of $12.9 million during the three months ended December 31, 2000. This improvement was due mainly to reduction in write-down of investment in unaffiliated electronic commerce companies, sales costs, circulation expenses, general and administrative expenses and online services development costs off-set partially by decline in revenue.

     Net income was $0.8 million during the year ended December 31, 2001, compared to a net loss of $68.2 million during the year ended December 31, 2000. The improvement was due mainly to reduction in non-cash compensation expenses, write-down of investments, sales costs, circulation expenses and general and administrative expenses, off-set partially by reduction in revenue, increase in online services development costs and amortization of software development costs.


LIQUIDITY AND CAPITAL RESOURCES

     We financed our year 2001 activities using cash generated from our operations.

     Net cash generated from operating activities was $15.5 million during the year of 2001 and $16.9 million during the year 2000. The primary source of cash from operating activities was net income/(loss) as adjusted by non-cash expenses and changes in working capital.

     Net cash used for investing activities was $4.1 million during the year 2001 which was used principally for capital expenditures for computers, software and furniture and fixtures. Net cash used for investing activities in the year 2000 was $23.6 million, consisting of $17.1 million capital expenditure on computers and software and $13.0 million investment in unaffiliated electronic commerce companies, off-set partially by $6.0 million capital introduced by minority shareholder in the corporation set-up pursuant to the agreement entered into with CMP Media Inc., through United Business Media B.V.

     Net cash used for financing activities was $3.8 million during the year 2001, which resulted from $4.0 million repayment of short-term loan, off-set partially by share application money received from a director. Net cash generated from financing activities was $4.0 million in the year 2000, resulting from the short term borrowings net of repayments.

     On March 13, 2001, we renewed the credit facility with Bank of Bermuda (Isle of Man) Limited for a further twelve month period under the same terms and conditions. The credit facility has a term of one year and provides a borrowing facility of up to $25.0 million, which may be drawn in tranches of a minimum of US $1.0 million. The lender may request that we secure our borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility can be used for investments, working capital and general corporate purposes. Our principal shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility. As of December 31, 2001, we had fully repaid the borrowings as compared to $4.0 million drawn as of December 31, 2000.

     Advance payments received from customers were $17.1 million as of December 31, 2001 and $15.9 million as at December 31, 2000, improving our liquidity. We anticipate that cash on hand, and cash generated from operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on our current levels of operation. We can also draw from the credit facility mentioned above as and when required.


RECENT ACCOUNTING PRONOUNCEMENTS

     As of December 31, 2001, the Company adopted the Emerging Issues Task Force Issue No. 00-14, "Accounting for Certain Sales Incentives" (EITF 00-14). EITF 00-14 stipulates that the reduction in the selling price of the product or service resulting from any cash sales incentive should be classified as a reduction of revenue. The adoption of this EITF resulted in the Company reclassifying certain sales incentives from a sales expense to a reduction of revenue for all periods presented. This reclassification represented less than 3% of revenues for each period presented and did not impact net income.

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statements of Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and SFAS No. 138. This statement, as amended, was effective January 1, 2001, and established accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. The adoption of SFAS No. 133, as amended, did not impact the Company's financial position or results of operations.

     In June, 2001, FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS No. 142 effective January 1, 2002. As goodwill was fully amortized and no acquisitions occurred during 2001, management believes that the adoption of these standards will not have a material impact on the Company's financial statement of position, results of operations, or cash flows.

     In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The purpose of this statement is to develop consistent accounting for asset retirement obligations and related costs in the financial statements and provide more information about future cash outflows, leverage and liquidity regarding retirement obligations and the gross investment in long-lived assets. We will be required to implement SFAS No. 143 on January 1, 2003 and believe that the adoption of this standard will not have a material impact on the Company's financial statement of position, results of operations, or cash flows.

     In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets, superseding SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions , for segments of a business to be disposed. The Company is required to adopt this statement on January 1, 2002 and believe that the adoption of this standard will not have a material impact on the Company's financial statement of position, results of operations, or cash flows.


QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gain or losses in revenues and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenues that was not fully offset by lower expense levels in Asian operations.

     This decline in revenues occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 65%) of our revenues are denominated in U.S. dollars or are received in the Hong Kong currency which is currently pegged to the U.S. dollar. To the extent significant currency fluctuations occur in the New Taiwan dollar or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our profits would be affected.

     As of December 31, 2001, we have not engaged in foreign currency hedging activities.

     In 2001, the Company derived approximately 93% of our revenue from customers in the Asia-Pacific region. The Company expects that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact the business.